Exhibit 4.4

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT is entered into on May 16, 2016 by and between Middlefield Banc Corp., an Ohio corporation (“Middlefield”), and Northwest Bancshares, Inc., a Maryland corporation (“Northwest”).

WHEREAS, Northwest is purchasing from Middlefield shares of Middlefield common stock,

WHEREAS, the purchase price for the shares is $33 per share,

WHEREAS, at completion of the purchase Northwest will not own more than 4.99% of the issued and outstanding shares of Middlefield voting stock, and

WHEREAS, it is a condition to Middlefield’s willingness to complete the transaction that Northwest enter into an agreement to refrain from acquiring ownership of more than 4.99% of Middlefield’s common stock and to refrain from taking specified other actions.

NOW, THEREFORE, in consideration of these premises, the representations, warranties, and covenants contained in this Standstill Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Middlefield and Northwest hereby agree as follows.

Section 1. Definitions. For purposes of any obligations imposed by this Standstill Agreement, the term Middlefield includes any person or entity that controls, is controlled by, or is under common control with Middlefield, and the term Northwest includes any person or entity that controls, is controlled by, or is under common control with Northwest.

Section 2. Standstill Provisions. (a) Except as expressly permitted in this Standstill Agreement, Northwest will not take any of the following actions and will not assist or encourage others to take any of the following actions, whether by providing financing or otherwise, and whether alone or in concert with others or as a part of a group (as the term “group” is defined under section 13(d)(3) of the Securities Exchange Act of 1934) –

1) seek to have a representative on the Middlefield board of directors, seek removal of any member of Middlefield’s board of directors, seek to have a representative on the board of directors of The Middlefield Banking Company, or seek removal of any member of the board of directors of The Middlefield Banking Company, or

2) propose, effect, or seek to participate in a merger or other business combination involving Middlefield or any of its subsidiaries, or

3) unless initiated by Middlefield, acquire record or beneficial ownership of more than 4.99% of Middlefield’s voting securities (and for this purpose the right to acquire ownership of Middlefield voting securities, whether through options, warrants, convertible securities, or otherwise, and regardless of whether exercisable, is considered the equivalent of actual ownership of Middlefield voting securities), or

3) seek to take any of the actions regarding Middlefield or regarding Middlefield common stock for which prior approval of the Federal Reserve Board or its staff is necessary, or

4) enter into discussions, negotiations, agreements, arrangements, or understandings with a third party for any of the foregoing, or make or disclose a proposal to amend or terminate any of the provisions of this section 2, or

5) bring an action or otherwise act to contest the validity of this section 2 or seek a release from the restrictions contained in this section 2, or

(b) Without Middlefield’s prior written consent, Northwest will not, directly or indirectly, sell, transfer, or otherwise dispose of any interest in the shares acquired hereunder to any person that Northwest believes, after reasonable inquiry, would be beneficial owner after any such sale or transfer of more than 5% of the outstanding shares of Middlefield’s common stock.

(c) Northwest will be present, in person or by proxy, at any meeting of shareholders of Middlefield so that the common shares held by Northwest may be counted for the purpose of determining the existence of a quorum at such meeting.

(d) The provisions of sections 2(a), 2(b), and 2(c) of this Standstill Agreement terminate when Northwest no longer owns Middlefield common stock.

Section 3. Notices. All notices and other communications hereunder must be in writing and will be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a business day (or otherwise on the next business day) or (b) on the first business day after the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder must be delivered as set forth below, or according to other instructions in writing by the party to receive the notice –

(x) if to Middlefield, to: Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Fax: (440) 632-1700, Attn: Mr. Thomas G. Caldwell, with a copy to Francis X. Grady, Esq., Grady & Associates, 20220 Center Ridge Road, Suite 300, Rocky River, Ohio 44116-3501, Fax: (440) 356-7254, or

(y) if to Northwest, to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Fax: (814) 728-7716, Attn: Mr. William J. Wagner.

Section 4. Counterparts. This Standstill Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 5. Entire Agreement; No Third Party Beneficiaries. (a) This Standstill Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties concerning the subject matter.

(b) This Standstill Agreement is binding upon and inures solely to the benefit of each party hereto, and nothing in this Standstill Agreement, express or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or on account of this Standstill Agreement.

Section 6. Governing Law. This Standstill Agreement is governed and will be construed in accordance with the laws of the State of Ohio, without giving effect to applicable principles of conflict of laws.

Section 7. Severability. If any term or other provision of this Standstill Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms and provisions of this Standstill Agreement nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Standstill Agreement in order to carry out the original intent of the parties as closely as possible.

Section 8. Assignment; Amendments. (a) Neither this Standstill Agreement nor any of the rights, interests, or obligations hereunder may be assigned by Middlefield or by Northwest in whole or in part (whether by operation of law or otherwise) without advance written consent of the other party, and any attempt to make any such assignment without consent is null and void. Subject to the preceding sentence, this Standstill Agreement is binding upon, inures to the benefit of, and is enforceable by the parties and their respective successors and permitted assigns.

(b) No amendment or waiver of this Standstill Agreement is effective unless it is in writing and is signed by Middlefield and by Northwest.

Section 9. Enforcement. (a) Each of Middlefield and Northwest acknowledges that the other party will not have an adequate remedy at law for money damages if any of the covenants or agreements are not performed in accordance with the terms of this Standstill Agreement, and it is therefore agreed that each of Middlefield and Northwest, in addition to and without limiting any other remedy or right it may have, has the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any actual or potential breach and enforcing specifically the terms and provisions hereof, and each of Middlefield and Northwest hereby waives (x) any and all defenses that it may have on the ground of lack of jurisdiction or competence of the court to grant an injunction or other equitable relief and (y) the need to post any bond that may be required for the granting of an injunction or other equitable relief.

(b) All rights, powers and remedies provided under this Standstill Agreement or otherwise available at law or in equity are cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party does not preclude the simultaneous or later exercise of any other right, power, or remedy.

(c) In the event of litigation relating to this Standstill Agreement, if a court of competent jurisdiction determines that Northwest or its representatives have breached this Standstill Agreement, then Northwest shall be liable and pay to Middlefield the reasonable legal fees and costs incurred by Middlefield in connection with such litigation, including any appeal therefrom, as a court of competent jurisdiction may deem appropriate under the circumstances.

Section 10. Titles and Subtitles. The titles of the sections and subsections of this Standstill Agreement are for convenience of reference only and are not to be considered in construing this Standstill Agreement.

Section 11. Submission to Jurisdiction; Waivers. For any action, suit, or proceeding relating to this Standstill Agreement, each of Middlefield and Northwest irrevocably (a) consents and submits to the exclusive jurisdiction of the courts of the State of Ohio and any court of the United States located in the northern district of Ohio; (b) waives any objection the party may have at any time to the laying of venue of any action, suit, or proceeding brought in any such court, waives any claim that the action, suit, or proceeding has been brought in an inconvenient forum and further waives the right to object that the court does not have jurisdiction over the party; (c) consents to the service of process at the address set forth for notices in section 3 herein; provided, however, that the manner of service of process does not preclude the service of process in any other manner permitted under applicable law; and (d) waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury for any action, suit, or proceeding.

Section 12. Construction. The parties have participated jointly in the negotiation and drafting of this Standstill Agreement. If an ambiguity or question of intent or interpretation arises, this Standstill Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring either of the parties by virtue of the authorship at any of the provisions of this Standstill Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Standstill Agreement as of the date first written above.

MIDDLEFIELD BANC CORP.		NORTHWEST BANCSHARES, INC.

By:	/s/ Thomas G. Caldwell	By:	/s/ William J. Wagner
Name:	Thomas G. Caldwell	Name:	William J. Wagner
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

4